PAN AMERICAN SILVER CORP.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

ITEM 1    IDENTITY OF COMPANY

1.aName and Address of Company

Pan American Silver Corp. (“Pan American”)
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

1.bExecutive Officer

For further information, please contact:
Name: Delaney Fisher
Office: SVP, Associate General Counsel and Corporate Secretary
Telephone: (604) 684-1175

ITEM 2    DETAILS OF ACQUISITION

2.aNature of Business Acquired

Pan American acquired all of the issued and outstanding common shares (the “Yamana Shares”) of Yamana Gold Inc. (“Yamana”), following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which held Yamana’s interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited (“Agnico Eagle”), by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.

Immediately prior to the closing of the Arrangement, Yamana was a mid-tier precious metals company listed on the Toronto Stock Exchange and the New York Stock Exchange with a diverse portfolio of mines and projects in Canada, Argentina, Brazil, and Chile, including the following principal mines in Latin America: the Jacobina mining complex in Brazil; El Peñón and Minera Florida mines in Chile; and the Cerro Moro mine in Argentina. Yamana’s portfolio also included the MARA development project in Argentina.

2.bDate of Acquisition

March 31, 2023.

2.cConsideration

Pursuant to the Arrangement, Yamana shareholders received, in respect of each Yamana Share held, US$1.0406 in cash paid by Agnico Eagle, 0.0376 of a common share of Agnico Eagle (each whole share, an “Agnico Eagle Share”) and 0.1598 of a common share of Pan American (each whole share, a “Pan American Share”). In aggregate, Yamana shareholders received US$1,001,302,560 in cash, 36,177,931 Agnico Eagle Shares and 153,758,280 Pan American Shares pursuant to the Arrangement. Upon closing of the Arrangement, existing Pan American shareholders owned approximately 58% of the Pan American Shares and former Yamana Shareholders owned approximately 42% of the Pan American Shares.
In connection with the acquisition of Yamana, Pan American amended and extended its existing sustainability-linked revolving credit facility (the “Existing Facility”). The Existing Facility was increased by US$250 million to US$750 million, and it matures on March 30, 2026 (the “Amended Facility”). As at March 31 2023, Pan American had drawn US$325 million under the Amended Facility, which was used to repay the US$103 million drawn on the Existing Facility, fund closing costs associated with the Arrangement and to repay, in full, and cancel Yamana’s revolving credit facility, under which US$205 million had been drawn.

1

2.dEffect on Financial Position

Under the terms of the Arrangement, Yamana continues to be a wholly owned subsidiary of Pan American. After the completion of the Arrangement, Pan American now owns, directly or indirectly, or exercises control or direction over, 962,196,883 Yamana Shares, which represent 100% of the total number of issued and outstanding Yamana Shares on a non-diluted basis and fully diluted basis.

Yamana continues to have US$500 million aggregate principal amount of 2.63% senior notes due August 2031 and US$282.875 million aggregate principal amount of 4.625% senior notes due December 2027 (collectively, the “Senior Notes”) outstanding, which were sold in Canada pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. The Senior Notes are not convertible into securities of Yamana. Pan American has become a guarantor of the Senior Notes.

2.ePrior Valuations

Not applicable.

2.fParties to Transaction

The parties to the Arrangement were Pan American, Yamana and Agnico Eagle. The Arrangement was not with an informed person, associate or affiliate of Pan American.

2.gDate of Report

    This business acquisition report is dated June 9, 2023.

ITEM 3    FINANCIAL STATEMENTS

The following financial statements are incorporated by reference into and form part of this Business Acquisition Report:

Yamana’s consolidated financial statements as at and for the years ended December 31, 2022 and 2021, notes thereto and the auditor’s report thereon (the “2022 Yamana Statements”).

The 2022 Yamana Statements were filed on SEDAR on March 29, 2023, and are available on Yamana’s SEDAR profile at www.sedar.com. Deloitte LLP, Independent Auditor, has given their consent to the inclusion of their audit report in this Business Acquisition Report.

The following financial statements are attached as Schedule A hereto and are incorporated into and form part of this Business Acquisition Report:

Pan American’s pro forma consolidated financial statements as at and for the year ended December 31, 2022 (unaudited).

2

Schedule A
Pan American’s pro forma consolidated financial statements as at and for the year ended December 31, 2022 (unaudited)

(See attached)

3

Unaudited Pro Forma Consolidated Financial Statements

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2022

A1

Pro Forma Consolidated Statement of Earnings For the twelve months ended December 31, 2022 (unaudited, in millions of U.S. dollars, except for per share amounts)

	Pan American Silver Corp.	Yamana Post-Agnico and Presentation Adjustments (Note 6)	Pro Forma Adjustments (Note 7)	Note 7	Pro Forma Consolidated
Revenue	$1,494.7	$1,203.4	$—		$2,698.1
Cost of sales
Production costs	$(1,094.4)	$(507.9)	$(32.1)	a	$(1,634.4)
Depreciation and amortization	(316.0)	(294.7)	(55.5)	b	(666.2)
Royalties	(35.9)	(13.9)	—		(49.8)
	$(1,446.3)	$(816.5)	$(87.6)		$(2,350.4)
Mine operating earnings (loss)	$48.4	$386.9	$(87.6)		$347.7

General and administrative	(29.0)	(123.1)	—		(152.1)
Exploration and project development	(18.3)	(36.9)	—		(55.2)
Mine care and maintenance	(45.1)	(50.2)	—		(95.3)
Foreign exchange (losses) gains	(9.6)	22.9	—		13.3
Impairment (charges) reversals	(99.1)	(1,922.7)	—		(2,021.8)
Derivative gains (losses)	7.3	(7.1)	—		0.2
Mineral properties, plant and equipment (losses) gains	(2.4)	0.3	—		(2.1)
Gains and income from associates	45.0	—	—		45.0
Transaction and integration costs	(157.3)	(164.8)	(18.9)	c	(341.0)
Other (expense) income	(2.1)	2.0	—		(0.1)
Loss from operations	$(262.2)	$(1,892.7)	$(106.5)		$(2,261.4)
Investment loss	(16.2)	(1.3)	—		(17.5)
Interest and finance expense	(22.5)	(61.0)	(34.1)	d	(117.6)
Loss before income taxes	$(300.9)	$(1,955.0)	$(140.6)		$(2,396.5)
Income tax (expense) recovery	(39.1)	430.9	37.9	e	429.7
Net loss	$(340.0)	$(1,524.1)	$(102.7)		$(1,966.8)

Net loss attributable to:
Equity holders of the Company	$(341.7)	$(1,111.0)	$(102.7)		$(1,555.4)
Non-controlling interests	1.7	(413.1)	—		(411.4)
	$(340.0)	$(1,524.1)	$(102.7)		$(1,966.8)

Loss per share attributable to common shareholders
Basic loss per share (Note 8)	$(1.62)				$(4.27)
Diluted loss per share (Note 8)	$(1.62)				$(4.27)
See accompanying notes to the pro forma consolidated financial statements.

A2

Notes to the Pro Forma Consolidated Statement of Earnings
For the twelve months ended December 31, 2022, (unaudited with tabular amounts in millions of U.S. dollars except number of shares and per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. The Company also owns the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the New York Stock Exchange (Symbol: PAAS).
2. DESCRIPTION OF THE TRANSACTION

The Company and Agnico Eagle Mines Limited ("Agnico Eagle") entered into an arrangement agreement (the “Arrangement Agreement”) with Yamana Gold Inc. (“Yamana”) dated November 4, 2022.
Yamana was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; and Cerro Moro in Argentina (together the "Acquired Operations"), as well as the Minera Agua Rica Alumbrera project ("MARA Project") in Argentina.
Pursuant to the terms of the Arrangement Agreement, among other things, Yamana sold and Agnico Eagle acquired Yamana's Canadian assets, including certain subsidiaries and partnerships which held Yamana's interest in the Canadian Malartic Mine ("Canadian Assets"), and Agnico Eagle assumed the liabilities associated with such purchase of the Canadian Assets (“Canadian Liabilities”), and Pan American acquired all of the issued and outstanding common shares of Yamana ("Yamana Shares"), all in accordance with a plan of arrangement (the “Plan of Arrangement”) completed under Section 192 of the Canada Business Corporations Act (the “Transaction”).
The consideration payable to the shareholders of Yamana for the Transaction consists of:
•Approximately 153.8 million common shares of the Company (the "Pan American Shares");
•$1.0 billion in cash contributed by Agnico Eagle; and,
•Approximately 36.2 million common shares of Agnico Eagle (the "Agnico Eagle Shares").
Following the completion of the Transaction, on March 31, 2023, Pan American shareholders and Yamana shareholders existing immediately prior to the completion of the Transaction became the owners of approximately 58% and 42% of Pan American, respectively.
Pursuant to the terms of the Arrangement Agreement, Pan American funded $150.0 million in cash to Yamana to pay a portion of the $300.0 million termination fee (the "Break Fee") payable by Yamana to Gold Fields Limited ("Gold Fields") under the terms of an arrangement agreement dated May 31, 2022 between Yamana and Gold Fields (the "Gold Fields Agreement"). The Break Fee was paid by Yamana to Gold Fields on November 10, 2022 and the Gold Fields Agreement was terminated in accordance with its terms. The Company has drawn down on its $750.0 million revolving sustainability-linked credit facility (the "Credit Facility") to fund costs associated with the acquisition.
These unaudited condensed consolidated pro forma financial statements of the Company (the "Pro Forma Financial Statements") have been prepared to give effect to the Transaction on the date and as of the time periods specified herein and in the opinion of management, include all adjustments necessary for the fair presentation of the aforementioned matters.

A3

Notes to the Pro Forma Consolidated Statement of Earnings
For the twelve months ended December 31, 2022, (unaudited with tabular amounts in millions of U.S. dollars except number of shares and per share amounts, unless otherwise noted)
3. BASIS OF PREPARATION

These Pro Forma Financial Statements have been prepared in connection with the Transaction outlined in Note 2 among the Company, Agnico Eagle and Yamana, whereby Agnico Eagle acquired the Canadian Assets and assumed the Canadian Liabilities from Yamana and the Company acquired all of the issued and outstanding Yamana Shares.
The Pro Forma Financial Statements have been prepared based on information derived from, and should be read in conjunction with, (i) the consolidated financial statements of Pan American for the years ended December 31, 2022 and 2021; (ii) the consolidated financial statements of Yamana for the years ended December 31, 2022 and 2021.
As Pan American's most recent condensed interim consolidated statement of financial position as at March 31, 2023 included the effect of the completion of the acquisition, the Pro Forma Financial Statements included herein do not include a pro forma consolidated statement of financial position nor a pro forma consolidated statement of earnings for the three months ended March 31, 2023. As such, the unaudited pro forma consolidated statement of earnings for the twelve-month period ended December 31, 2022, gives effect to the Transaction and various pro forma assumptions and adjustments described in Notes 6 and 7 as if those had occurred on January 1, 2022, therefore combining the consolidated statement of earnings and comprehensive earnings of the Company for the twelve-month period ended December 31, 2022, and the consolidated statement of operations of Yamana for the twelve-month period ended December 31, 2022.
The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that management believes are reasonable in the circumstances. The Pro Forma Financial Statements are presented for illustrative purposes only and do not reflect additional potential savings or costs arising from the Transaction.
The Pro Forma Financial Statements are not necessarily indicative of the operating results or financial position achieved if the Transaction had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date.
4. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the Pro Forma Financial Statements are those set out in the Company's consolidated financial statements for the years ended December 31, 2022 and 2021, and the related notes contained therein. In order to prepare the Pro Forma Financial Statements, a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Yamana conform in all material respects to those of Pan American.
5. PRO FORMA PURCHASE PRICE ALLOCATION

The Transaction constitutes a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”), with Pan American as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Yamana, which requires the Company to recognize Yamana’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.
The Company has performed a preliminary allocation of the estimated purchase price to the assets and liabilities acquired based on their fair values as of the date of Acquisition. There may be adjustments to the estimated fair values as the purchase price allocation is finalized. The final purchase price allocation may be materially different than the preliminary allocation reflected in the pro forma allocation presented below. The consideration and preliminary fair values of assets acquired, and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements is summarized in the tables below:

A4

Notes to the Pro Forma Consolidated Statement of Earnings
For the twelve months ended December 31, 2022, (unaudited with tabular amounts in millions of U.S. dollars except number of shares and per share amounts, unless otherwise noted)
a)Consideration
The fair value of the total consideration paid in the Transaction is as follows:

Nature of consideration	Shares Issued (in millions)	Consideration
Fair value estimate of the Pan American Share consideration(1)	153.8	$2,823.0
(1)The Pan American Share consideration value is based on an assumed value of $18.36 per share (based on the closing price of the common shares of Pan American on NASDAQ on March 30, 2023).
b)Pan American consideration fair value allocation
The estimated allocation of the consideration contributed by Pan American is summarized in the table below:

Assets acquired
Cash and cash equivalents	$259.5
Investments	59.5
Accounts receivable	20.4
Income tax receivables	19.4
Value added tax receivables	54.0
Inventories	242.0
Mineral properties, plant and equipment	5,273.2
Other assets	59.4
Liabilities assumed
Accounts payable	(215.2)
Income tax payables	(34.8)
Provision for closure and decommissioning liabilities	(238.7)
Litigation provisions	(34.6)
Lease obligations	(65.9)
Debt	(943.1)
Other long-term liabilities	(59.7)
Deferred taxes	(1,083.2)
Net assets acquired	$3,312.2
Non-controlling interests	(489.2)
Net assets attributable to Pan American	$2,823.0
c)Agnico Eagle consideration
The $2.9 billion of cash and share consideration contributed by Agnico Eagle to the shareholders of Yamana, prior to the acquisition by Pan American, based on an assumed value of $51.39 per share (the closing price of the common shares of Agnico Eagle on NYSE on March 30, 2023), was for its acquisition of certain subsidiaries and partnerships which hold interests in the Canadian Assets. For the purposes of these Pro Forma Financial Statements the carrying value of the assets and liabilities of the Canadian Assets and all related operating results have accordingly been adjusted out as described and presented in Note 6.

The consideration paid by Agnico Eagle to acquire the Canadian Assets was distributed to the shareholders of Yamana immediately prior to the acquisition of Yamana by Pan American and accordingly this consideration does not form part of the pro forma consolidated Company.

A5

Notes to the Pro Forma Consolidated Statement of Earnings
For the twelve months ended December 31, 2022, (unaudited with tabular amounts in millions of U.S. dollars except number of shares and per share amounts, unless otherwise noted)
6. YAMANA POST AGNICO AND PRESENTATION ADJUSTMENTS

Yamana presentation adjustments
Presentation adjustments were made to Yamana's consolidated statement of operations for the year ended December 31, 2022, to conform with Pan American's presentation and to remove the operating results of the Canadian Assets as follows:

	Twelve months ended December 31, 2022
	Yamana Gold Inc.	Yamana Presentation Adjustments	Canadian Assets (Note 5(c))	Yamana Post-Agnico and Presentation Adjustments
Revenue	$1,807.1	$(5.4)	$(598.3)	$1,203.4
Cost of sales
Production costs	$(778.1)	$13.1	$257.1	$(507.9)
Depreciation and amortization	(466.8)	0.9	171.2	(294.7)
Temporary suspension, standby, and other incremental COVID-19 costs	(7.7)	7.7	—	—
Impairment of operating mining properties	(214.9)	214.9	—	—
Royalties	—	(13.9)	—	(13.9)
	$(1,467.5)	$222.7	$428.3	$(816.5)
Mine operating earnings (loss)	$339.6	$217.3	$(170.0)	$386.9

General and administrative	(121.0)	(5.5)	3.4	(123.1)
Exploration and project development	(39.8)	(0.1)	3.0	(36.9)
Mine care and maintenance	—	(50.2)	—	(50.2)
Foreign exchange gains	—	22.9	—	22.9
Impairment charges	—	(1,922.7)	—	(1,922.7)
Derivative Losses	—	(7.1)	—	(7.1)
Mineral properties, plant and equipment gains	—	0.3	—	0.3
Gains and income from associates	—	—	—	—
Transaction and integration costs	—	(164.8)	—	(164.8)
Termination fee payment to Gold Fields	(300.0)	300.0	—	—
Reimbursement of termination fee from Pan American	150.0	(150.0)	—	—
Impairment of non-operating mining properties	(1,707.8)	1,707.8	—	—
Other (expense) income	(50.6)	47.4	5.2	2.0
Loss from operations	$(1,729.6)	$(4.7)	$(158.4)	$(1,892.7)
Investment loss	—	(1.3)	—	(1.3)
Interest and finance expense	(64.9)	6.0	(2.1)	(61.0)
Loss before income taxes	$(1,794.5)	$—	$(160.5)	$(1,955.0)
Income tax recovery	399.0	—	31.9	430.9
Net loss	$(1,395.5)	$—	$(128.6)	$(1,524.1)

Net loss attributable to:
Equity holders of the Company	$(982.4)	$—	$(128.6)	$(1,111.0)
Non-controlling interests	(413.1)	—	—	(413.1)
	$(1,395.5)	$—	$(128.6)	$(1,524.1)

A6

Notes to the Pro Forma Consolidated Statement of Earnings
For the twelve months ended December 31, 2022, (unaudited with tabular amounts in millions of U.S. dollars except number of shares and per share amounts, unless otherwise noted)
7. PRO FORMA ADJUSTMENTS

Adjustments to the pro forma consolidated statement of earnings:
The unaudited pro forma consolidated statement of earnings for the twelve-month period ended December 31, 2022, reflect the following assumptions and adjustments to give effect to the acquisition as if it had occurred on January 1, 2022:
a.recognition of the impact to the consolidated statement of earnings of the preliminary fair value adjustment to certain metals inventories of $32.1 million resulting from the Transaction.
b.change in depreciation and amortization of $55.5 million for the twelve-month period ended December 31, 2022 as a result of the change in carrying value of mining interests due to adjustments arising from the purchase price allocation of consideration paid. This was primarily due to a fair value increase to the Jacobina mine, and fair value decreases to certain other assets.
c.recognition of acquisition related transaction costs of $18.9 million expensed in the Company's condensed interim consolidated statement of earnings and comprehensive earnings for the three-month period ended March 31, 2023, composed primarily of professional fees. Pan American and Yamana incurred acquisition related transaction costs of $157.3 million and $164.8 million, respectively, in the twelve-month period ended December 31, 2022. These amounts have not been adjusted in the pro forma consolidated statement of earnings, however are not expected to recur.
d.increased interest and finance expense of $34.1 million for the year ended December 31, 2022 as a result of assumed interest on $325.0 million drawn from the Credit Facility at an assumed interest rate of 6.9%, and increased interest expense as a result of the fair value adjustment to Yamana's long term debt (comprised of two long term bonds).
e.deferred tax impact, where applicable, of all adjustments (a-d above) made to the pro forma consolidated statement of earnings of $37.9 million for the twelve-month period ended December 31, 2022.
The pro forma statement does not reflect and does not give effect to any synergies, operating efficiencies and cost savings that may result from the acquisition.
8. PRO FORMA SHARE CAPITAL AND EARNINGS/LOSS PER SHARE

Pro Forma Share Capital

	Common Shares (in millions)	Amount
Issued and outstanding, December 31, 2022	210.7	$3,140.0
Shares consideration issued in connection with the Transaction	153.8	2,823.0
Pro forma balance issued and outstanding	364.5	$5,963.0
Pro Forma Earnings/Loss per share

Year ended December 31, 2022 (shares in millions)
Actual weighted average number of Pan American Shares outstanding	210.7
Number of Pan American Shares issued in connection with the Transaction	153.8
Pro forma weighted average number of Pan American Shares outstanding - Basic	364.5
Pro forma weighted average number of Pan American Shares outstanding - Diluted	364.5
Pro forma consolidated net loss attributable to equity holders of the Company	$(1,555.4)
Pro forma net loss per share - Basic	$(4.27)
Pro forma net loss per share - Diluted	$(4.27)

A7